[CGSH Letterhead]

March 3, 2008

BY EDGAR AND BY HAND

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc.

Registration Statement on Form S-1

Filed November 5, 2007

File No.: 333-147135

Dear Ms. Jacobs:

We are writing on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 4, 2007 (the “Comment Letter”) setting out comments with respect to VeriSign’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on November 5, 2007.

On behalf of the Company, we enclose herewith Pre-Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Set forth below is the response to each comment contained in the Comment Letter. Except as otherwise noted in this letter, the information provided in response to each comment has been supplied by the Company, which is solely responsible for it. For ease of reference, we have repeated the Staff’s comments in italicized text prior to its responses. Capitalized terms used but not defined herein are used as defined in the Registration Statement. References to page numbers in the responses are references to page numbers in Amendment No. 1.

Barbara C. Jacobs

Assistant Director

March 3, 2008

Registration Statement on Form S-1

General

Calculation of Registration Fee

1.	Under “Amount to be Registered”, you indicate that 36,371,000 shares of common stock are to be registered. However, the staff notes that in your selling securityholders section, you state that the total amount of shares of common stock to be registered is 36,379,861. Please reconcile.

The Company has revised the disclosure to comply with the Staff’s comment. See page 87.

Prospectus

2.	Throughout your prospectus you make several references to, and seem to be referring to your prospectus as, a “prospectus supplement.” Please advise.

The Company has deleted references to “prospectus supplement” throughout Amendment No. 1 where such references are inapplicable. See cover page of the prospectus and pages 5, 93 and 94.

Selling Securityholders, page 91

3.	In your selling securityholders’ table we note that the holders of 12.6% of the debentures convertible into 4,591,940 shares of your common stock are not listed. Please amend your registration statement to: list the names of the holders of these securities; identify the natural persons who exercise voting and/or dispositive power over the securities; and indicate whether the holders are broker-dealers or affiliates of broker-dealers. See Item 507 of Regulation S-K and Rule 430B of the Securities Act of 1933.

The Company has revised the disclosure to comply with the Staff’s comment. See pages 83-91.

Plan of Distribution, page 95

4.	Your disclosure indicates that selling securityholders who are broker-dealers or affiliates of broker-dealers “may be deemed” to be underwriters. This disclosure appears appropriate regarding the broker-dealer affiliates given the disclosure in the selling securityholder section. However, this disclosure appears inappropriate with respect to the broker-dealers unless they received their securities as transaction-based compensation. Please advise or revise.

Barbara C. Jacobs

Assistant Director

March 3, 2008

The Company has revised the disclosure to comply with the Staff’s comment. See page 93.

Information Incorporated by Reference, page 99

5.	In your amended registration statement on Form S-1 please update the information you are incorporating by reference. See Item 12 of Form S-1.

The Company has revised the disclosure to comply with the Staff’s comment. See page 96.

Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.01, page II-3

6.	We note that Fenwick & West LLP qualifies their legal opinion by stating they are admitted to practice law in the state of California, yet opines as to whether or not the debentures are the valid and binding obligations of the company under the existing laws of the state of New York. We will accept an opinion of counsel in a jurisdiction in which counsel is not admitted to practice as long as the opinion is not qualified as to jurisdiction. Absent removal of the qualification or an opinion from counsel authorized to practice law in the state of New York, the opinion does not comply with Item 601(b)(5) of Regulation S-K. Please amend your registration statement so as to comply with Item 601(b)(5) of Regulation S-K.

The Company has revised the disclosure to comply with the Staff’s comment. The opinion required by Item 601(b)(5) of Regulation S-K will be provided by Cleary Gottlieb Steen & Hamilton LLP, counsel authorized to practice law in the state of New York. See page II-3.

*        *        *        *

Barbara C. Jacobs

Assistant Director

March 3, 2008

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel, at (703) 948-4551, Paul B. Hudson, Vice President, Associate General Counsel, at (650) 426-4406 or me at (212) 225-2632.

Very truly yours,

By:	/s/ David Lopez
David Lopez, a Partner

Enclosure

cc:	Richard H. Goshorn

Senior Vice-President, General Counsel

VeriSign, Inc.

Paul B. Hudson

Vice President, Associate General Counsel

VeriSign, Inc.